Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 13, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Advisor Managed Portfolios (the “Trust”)

To the Commission:

On behalf of the Trust, transmitted herewith for filing is a registration statement on Form N-14 (the “Registration Statement”). The Registration Statement contains an Information Statement/Prospectus that provides information regarding the reorganization of the Soundwatch Hedged Equity ETF, a series of Trust for Advised Portfolios, into the Soundwatch Hedged Equity ETF, a separate shell series of the Trust that has been registered solely for the purpose of the reorganization. The Trust confirms the reorganization meets the conditions of Rule 17a-8 that allow for the parties to the reorganization to proceed in reliance on Rule 17a-8 without obtaining shareholder approval, as described in the Registration Statement.

The Trust will file an amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The Trust will not sell shares of the Soundwatch Hedged Equity ETF or the Soundwatch Covered Call ETF, a separate series of the Trust that is included in a combined registration statement on Form N-1A with the Soundwatch Hedged Equity Fund, until the Registration Statement is effective and the reorganization contemplated thereunder has been consummated.

If you have any questions regarding this filing, please contact the undersigned at scott.resnick@usbank.com.

Sincerely,

/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios

Enclosures